                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               (Amendment No. 3)

                            TAJ MAHAL HOLDING CORP.
                       ---------------------------------
                              (Name of the Issuer)

                      TRUMP HOTELS & CASINO RESORTS, INC.
                      -----------------------------------
                  TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.
                  --------------------------------------------
                                DONALD J. TRUMP
                                ---------------
                               TM/GP CORPORATION
                               -----------------
                               THCR MERGER CORP.
                               -----------------

                        TRUMP ATLANTIC CITY ASSOCIATES
                        ------------------------------
                            TAJ MAHAL HOLDING CORP.
                            -----------------------
                       (Name of Persons Filing Statement)

                             Class A Common Stock,
                             ---------------------
                                $0.01 par value
                                ---------------
                         (Title of Class of Securities)
                                   874049208
                                   ---------
                     (CUSIP Number of Class of Securities)

                               NICHOLAS L. RIBIS
                    c/o Trump Hotels & Casino Resorts, Inc.
                      Mississippi Avenue and The Boardwalk
                            Atlantic City, NJ 08401
                                 (609) 441-6060
                     ------------------------------------
 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  COPIES TO:

        DANIEL D. RUBINO, ESQ.                  EMANUEL S. CHERNEY, ESQ.
        WILLKIE FARR & GALLAGHER                ANDREWS & KURTH, L.L.P.
        ONE CITICORP CENTER                     425 LEXINGTON AVENUE
        153 EAST 53RD STREET                    NEW YORK, NY 10017
        NEW YORK, NY 10022                      (212) 850-2800
        (212) 821-8000

                   This statement is filed in connection with
                          (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S)
          240.13e(c)] under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ].

                           Calculation of Filing Fee
                           -------------------------


Transaction Valuation:   *$40,500,000
Amount of Filing Fee:     $     8,100

* For purposes of calculating filing fee only. This amount assumes the purchase of 1,350,000 shares of Taj Mahal Holding Corp. Class A Common Stock, par value $ .01 per share, at $30 per share. The amount of the filing fee calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $15,188
     Form or Registration No.:  333-00153
     Filing Party:  Trump Hotels & Casino Resorts, Inc.
     Date Filed:  January 11, 1996

                                  INTRODUCTION
                                  ------------

          This Amendment No. 3 to the Rule 13e-3 Transaction Statement (the "Statement") is being filed by Trump Hotels & Casino Resorts, Inc., a Delaware corporation ("THCR"), Trump Hotels & Casino Resorts Holdings, L.P., a Delaware limited partnership ("THCR Holdings"), Donald J. Trump, individually ("Trump"), TM/GP Corporation, a New Jersey corporation ("TM/GP"), THCR Merger Corp., a Delaware corporation ("Merger Sub"), Trump Atlantic City Associates, a New Jersey general partnership formerly known as Trump Plaza Holding Associates ("Trump AC") and Taj Mahal Holding Corp., a Delaware corporation ("Taj Holding"), and amends and restates in its entirety Amendment No. 2 to the Rule 13E-3 Transaction Statement, filed by such parties with the Securities and Exchange Commission on February 27, 1996, in connection with the proposed merger (the "Merger") of Merger Sub with and into Taj Holding, pursuant to the Agreement and Plan of Merger, dated as of January 8, 1996, as amended on January 31, 1996 (the "Merger Agreement"), among THCR, Taj Holding and Merger Sub. THCR, THCR Holdings, Trump, TM/GP, Trump AC and Merger Sub are each affiliates of Taj Holding and its affiliated entities.

          The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of the Statement in the Joint Proxy Statement-Prospectus of THCR and Taj Holding (the "Proxy Statement-Prospectus") which forms a part of Amendment No. 3 to the Registration
Statement on Form S-4 (the "Registration Statement"), filed concurrently herewith with the Securities and Exchange Commission (the "SEC") in connection with the Merger. The information in the Proxy Statement-Prospectus including all annexes thereto, a copy of which is filed as Exhibit (17)(d)(iv) to this Statement, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement-Prospectus and such annexes. A copy of the Merger Agreement is included as Annex A to the Proxy Statement-Prospectus. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Proxy Statement-Prospectus.

                             CROSS REFERENCE SHEET
                             ---------------------

Item in Schedule 13E-3            Caption in Proxy Statement-Prospectus
----------------------            -------------------------------------

Item 1(a)                         Cover Page; SUMMARY - Corporate
                                  Structure and Organization

Item 1(b)                         Cover Page; THE TAJ HOLDING SPECIAL MEETING;
                                  MARKET PRICE AND DIVIDEND DATA - Taj Holding

Item 1(c)-(d)                     MARKET PRICE AND DIVIDEND DATA - Taj Holding

Item 1(e)                         Not Applicable

Item 1(f)                         Not Applicable

Item 2(a)-(d), (g)                Cover Page; Available Information; SUMMARY;
                                  BUSINESS OF THCR; BUSINESS OF TAJ HOLDING;
                                  MANAGEMENT OF THCR; MANAGEMENT OF TAJ
                                  HOLDING

Item 2(e)-(f)                     Not Applicable

Item 3(a)(1)                      CERTAIN TRANSACTIONS

Item 3(a)(2)                      SPECIAL FACTORS -
                                  Background of the Merger Transaction;
                                  THE MERGER AGREEMENT

Item 3(b)                         SPECIAL FACTORS -
                                  Background of the Merger Transaction; SPECIAL FACTORS - Related Merger Transactions

Item 4(a)-(b) SUMMARY; SPECIAL FACTORS - Background of the Merger Transaction; SPECIAL FACTORS - Purpose and Structure of the Merger Transaction; SPECIAL FACTORS - Related Merger Transactions; SPECIAL FACTORS - Interests of Certain Persons in the Merger Transaction; THE MERGER AGREEMENT; ANNEX A

Item 5(a)-(g) SUMMARY; SPECIAL FACTORS - Purpose and Structure of the Merger Transaction; SPECIAL FACTORS - Related Merger Transactions; SPECIAL FACTORS - Sources and Uses of Funds in the Merger Transaction; SPECIAL FACTORS - Certain Effects

Item in Schedule 13E-3              Caption in Proxy Statement-Prospectus
----------------------              -------------------------------------
                                    of the Merger Transaction; Operations of Taj
                                    Associates After the Merger Transaction; THE
                                    MERGER AGREEMENT; MANAGEMENT OF TAJ
                                    HOLDING - General

Item 6(a)                           SUMMARY - Related Merger Transactions;
                                    SPECIAL FACTORS - Related Merger
                                    Transactions; SPECIAL FACTORS - Sources and
                                    Uses of Funds in the Merger Transaction

Item 6(b) SPECIAL FACTORS - Estimated Fees and Expenses; THE TAJ HOLDING SPECIAL MEETING - Solicitation of Proxies; THE MERGER AGREEMENT - Fees and Expenses

Item 6(c) RISK FACTORS - Risk in Refinancing and Repayment of Indebtedness; Need for Additional Financing; SPECIAL FACTORS - Related Merger Transactions

Item 6(d)                           Not Applicable

Item 7(a)-(c) SUMMARY - General; SPECIAL FACTORS - Background of the Merger Transaction; SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction; SPECIAL FACTORS - Purpose and Structure of the Merger Transaction

Item 7(d)                           SUMMARY; RISK FACTORS; SPECIAL FACTORS;

Item in Schedule 13E-3              Caption in Proxy Statement-Prospectus
----------------------              -------------------------------------
                                    COMPARISON OF STOCKHOLDER RIGHTS; CERTAIN
                                    FEDERAL INCOME TAX CONSIDERATIONS; SPECIAL
                                    TAX CONSIDERATIONS FOR FOREIGN SHAREHOLDERS

Item 8(a) SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction

Item 8(b) SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction; SPECIAL FACTORS - Opinions of the Financial Advisors; ANNEX C

Item 8(c) SUMMARY - The Special Meetings - Votes Required; Record Date; SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction; THE TAJ HOLDING SPECIAL MEETING - Required Vote

Item 8(d) SPECIAL FACTORS - Background of the Merger Transaction; SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction

Item 8(e) SUMMARY - Recommendations of the Boards of Directors; SPECIAL FACTORS - Background of the Merger Transaction; SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction

Item in Schedule 13E-3              Caption in Proxy Statement-Prospectus
----------------------              -------------------------------------
Item 8(f)                           Not Applicable

Item 9(a)-(c)                       SUMMARY - Opinions of Financial Advisors;
                                    SPECIAL FACTORS - Background of the Merger
                                    Transaction; SPECIAL FACTORS -
                                    Recommendations of the Board of Directors;
                                    Reasons for the Merger Transaction; Fairness of the Merger Transaction; SPECIAL FACTORS - Opinions of the Financial Advisors; SPECIAL FACTORS - AGI Appraisals

Item 10(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TAJ HOLDING

Item 10(b)                          Not Applicable

Item 11 SUMMARY; SPECIAL FACTORS - Background of the Merger Transaction; SPECIAL FACTORS - Related Merger Transactions; SPECIAL
                                    FACTORS - Interests of Certain Persons in the Merger Transaction; THE TAJ HOLDING SPECIAL MEETING - Required Vote; THE MERGER AGREEMENT; BUSINESS OF TAJ HOLDING - Certain Indebtedness; ANNEX A

Item 12(a) SUMMARY - The Special Meetings; THE TAJ HOLDING SPECIAL MEETING - Required Vote

Item 12(b) SUMMARY - Recommendations of the Boards of Directors; SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction

Item in Schedule 13E-3              Caption in Proxy Statement-Prospectus
----------------------              -------------------------------------
Item 13 (a)                         SUMMARY - Dissenting Stockholders' Rights of
                                    Appraisal; DISSENTING STOCKHOLDERS' RIGHTS
                                    OF APPRAISAL

Item 13(b) - (c)                    Not Applicable

Item 14(a) SUMMARY - Summary Financial Information of Taj Associates; UNAUDITED PRO FORMA FINANCIAL INFORMATION; SELECTED HISTORICAL FINANCIAL INFORMATION OF TAJ ASSOCIATES; CONSOLIDATED FINANCIAL STATEMENTS OF TRUMP TAJ MAHAL ASSOCIATES AND SUBSIDIARY AND TAJ MAHAL HOLDING CORP. AND SUBSIDIARY AND NOTES THERETO

Item 14(b) SUMMARY - Summary Financial Information of Taj Associates; UNAUDITED PRO FORMA FINANCIAL INFORMATION; SELECTED HISTORICAL FINANCIAL INFORMATION OF TAJ ASSOCIATES

Item 15(a) - (b)                    SUMMARY - Recommendations of the Boards of
                                    Directors; SUMMARY - Opinions of Financial
                                    Advisors; SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger
                                    Transaction; SPECIAL FACTORS - Opinions of the Financial Advisors; SPECIAL FACTORS -
                                    AGI Appraisals; SPECIAL FACTORS -
                                    Certain Effects of the Merger Transaction;
                                    Operations of Taj Associates After the
                                    Merger Transaction; THE THCR SPECIAL
                                    MEETING - Solicitation of Proxies; THE TAJ
                                    HOLDING SPECIAL MEETING - Solicitation of
                                    Proxies

Item 16                             The information set forth in the
                                    Proxy Statement-Prospectus is incorporated herein by reference


Item 17(a)                          *Indenture, by and among Trump Atlantic
                                    City Associates and Trump Atlantic City
                                    Funding, Inc., as issuers, Trump Plaza
                                    Associates, as guarantor and First Bank
                                    National Association, as Trustee, in
                                    connection with the issuance of
                                    $1,100,000,000 aggregate principal amount of
                                    Mortgage Notes, due 2006

Item 17(b)(1)(i)                    **Opinion of Rothschild, Inc., dated January
                                    8, 1996

Item 17(b)(1)(ii)                   **Opinion of Rothschild, Inc., dated January
                                    31, 1996


Item 17(b)(2)(i)                    **Report by Rothschild, Inc. to the


---------------
* To be filed by amendment.
** Previously filed.

Item in Schedule 13E-3              Caption in Proxy Statement-Prospectus
----------------------              -------------------------------------

                                    Board of Directors of Taj Mahal
                                    Holding Corp., dated January 8, 1996

Item 17(b)(2)(ii)                   **Report by Rothschild, Inc. to the Board of
                                    Directors of Taj Mahal Holding Corp.,
                                    dated January 26, 1996

Item 17(b)(3)(i)                    **Opinion of Donaldson, Lufkin & Jenrette
                                    Securities Corporation, dated January 8,
                                    1996

Item 17(b)(3)(ii)                   **Opinion of Donaldson, Lufkin & Jenrette
                                    Securities Corporation, dated January 31,
                                    1996


Item 17(b)(4)(i)                    **Report by Donaldson, Lufkin & Jenrette
                                    Securities Corporation to the Special
                                    Committee of the Board of Directors of Trump
                                    Hotels & Casino Resorts, Inc., dated January
                                    4, 1996

Item 17(b)(4)(ii)                   **Report by Donaldson, Lufkin & Jenrette
                                    Securities Corporation to the Special
                                    Committee of the Board of Directors of Trump
                                    Hotels & Casino Resorts, Inc., dated January
                                    31, 1996

Item 17(b)(5) **Appraisal of the Trump Taj Mahal Casino Resort, dated March 18, 1994, by Appraisal Group International

Item 17(b)(6) **Appraisal of the Specified Parcels, dated December 21, 1995, by Appraisal Group International

Item 17(c)(1) **Agreement and Plan of Merger, dated as of January 8, 1996, among Trump Hotels & Casino Resorts, Inc., Taj Mahal Holding Corp. and THCR Merger Corp., as amended on January 31, 1996

Item 17(c)(2) **Agreement, dated October 6, 1995, by and among Hamilton Partners, L.P., Prudential Securities, Inc., Putnam Investment Management, Inc., Grace Brothers Ltd., SC Fundamental Value Fund, L.P. and SC Fundamental Value BVI Ltd. and Trump Taj Mahal Associates, Trump Taj Mahal Funding, Inc. and Trump Taj Mahal Holding Corp.

Item 17(c)(3) **Letter of Donald J. Trump to Taj Mahal Holding Corp., dated January 8, 1996

Item 17(d)(i) **Joint Proxy Statement - Prospectus of Trump Hotels & Casino Resorts,

---------------
** Previously filed.

Item in Schedule 13E-3              Caption in Proxy Statement-Prospectus
----------------------              -------------------------------------
                                    Inc. and Taj Mahal Holding Corp., Subject to
                                    Completion, dated January 11, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc.
                                    with the Securities and Exchange Commission on January 11, 1996)

Item 17(d)(ii) **Joint Proxy Statement-Prospectus of Trump Hotels & Casino Resorts, Inc. and Taj Mahal Holding Corp., Subject to Completion, dated February 1, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc. with the Securities and Exchange Commission on February 1, 1996)

Item 17(d)(iii) **Joint Proxy Statement-Prospectus of Trump Hotels & Casino Resorts, Inc. and Taj Mahal Holding Corp., Subject to Completion, dated February 27, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc. with the Securities and Exchange Commission on February 27, 1996)


Item 17(d)(iv) Joint Proxy Statement-Prospectus of Trump Hotels & Casino Resorts, Inc. and Taj Mahal Holding Corp., Subject to Completion, dated March 8, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc. with the Securities and Exchange Commission on March 8, 1996, which is hereby incorporated herein by reference)

Item 17(e)                          **Section 262 of the Delaware General
                                    Corporation Law

Item 17(f)                          Not Applicable

---------------
** Previously filed.

ITEM 1.        Issuer and Class of Security Subject to the Transaction.
-----------------------------------------------------------------------

(a) The information set forth in "Cover Page," and "SUMMARY - Corporate Structure and Organization" in the Proxy
               Statement-Prospectus is incorporated herein by reference.

(b) The information set forth in "Cover Page," "THE TAJ HOLDING SPECIAL MEETING" and "MARKET PRICE AND DIVIDEND DATA - Taj Holding" in the Proxy Statement-Prospectus is incorporated herein by reference.

(c) - (d)      The information set forth in "MARKET PRICE AND DIVIDEND DATA -
               Taj Holding" in the Proxy Statement-Prospectus is incorporated herein by reference.

(e)            Not applicable.

(f)            Not applicable.

ITEM 2.        Identity and Background.
---------------------------------------

(a) - (d), (g) The information set forth in "Cover Page," "Available
               Information," "SUMMARY," "BUSINESS OF THCR," "BUSINESS OF TAJ HOLDING," "MANAGEMENT OF THCR" and "MANAGEMENT OF TAJ HOLDING" in the Proxy Statement-Prospectus is incorporated herein by reference.

(e) and (f)    None of THCR, Trump, Merger Sub, TM/GP, Trump Plaza Holding, Inc.
               (a general partner of Trump AC) or Taj Holding or, to the best of their knowledge, no executive officer, director or controlling person of THCR, Merger Sub, TM/GP, Trump Plaza Holding, Inc. (a general partner of Trump AC) or Taj Holding (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        Past Contacts, Transactions or Negotiations.
-----------------------------------------------------------

(a)(1) The information set forth in "CERTAIN TRANSACTIONS" in the Proxy Statement-Prospectus is incorporated herein by reference.

(a)(2) The information set forth in "SPECIAL FACTORS - Background of the Merger Transaction" and "THE MERGER AGREEMENT" in the
               Proxy Statement-Prospectus is incorporated herein by reference.

(b) The information set forth in "SPECIAL FACTORS - Background of the Merger Transaction" and "SPECIAL FACTORS - Related Merger Transactions" in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 4.        Terms of the Transaction.
----------------------------------------

(a)-(b) The information set forth in "SUMMARY," "SPECIAL FACTORS - Background of the Merger Transaction," "SPECIAL FACTORS - Purpose and Structure of the Merger Transaction," "SPECIAL FACTORS - Related Merger Transactions," "SPECIAL FACTORS - Interests of Certain Persons in the Merger Transaction," "THE MERGER AGREEMENT," and ANNEX A in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 5.        Plans or Proposals of the Issuer or Affiliate.
-------------------------------------------------------------

(a) - (g)      The information set forth in "SUMMARY," "SPECIAL FACTORS -
               Purpose and Structure of the Merger Transaction," "SPECIAL
               FACTORS - Related Merger Transactions," "SPECIAL FACTORS -
               Sources and Uses of Funds in the Merger Transaction," "SPECIAL
               FACTORS - Certain Effects of the Merger Transaction; Operations of Taj Associates After the Merger Transaction," "THE
               MERGER AGREEMENT" and "MANAGEMENT OF TAJ HOLDING - General" in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 6.        Source and Amounts of Funds or Other Consideration.
------------------------------------------------------------------

(a) The information set forth in "SUMMARY - Related Merger Transactions," "SPECIAL FACTORS - Related Merger
               Transactions" and "SPECIAL FACTORS - Sources and Uses of Funds in the Merger Transaction" in the Proxy Statement-Prospectus is incorporated herein by reference.

(b) The information set forth in "SPECIAL FACTORS - Estimated Fees and Expenses," "THE TAJ HOLDING SPECIAL MEETING - Solicitation of Proxies" and "THE MERGER AGREEMENT - Fees and Expenses" in the Proxy Statement-Prospectus is incorporated herein by reference.

(c) The information set forth in "RISK FACTORS - Risk in Refinancing and Repayment of Indebtedness; Need for Additional Financing" and "SPECIAL FACTORS - Related Merger Transactions" in the Proxy Statement-Prospectus is incorporated herein by reference.

(d)            Not applicable.

ITEM 7.        Purpose(s), Alternatives, Reasons and Effects.
-------------------------------------------------------------

(a) - (c)      The information set forth in  "SUMMARY - General," "SPECIAL
               FACTORS - Background of the Merger Transaction," "SPECIAL
               FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction" and
               "SPECIAL FACTORS - Purpose and Structure of the Merger
               Transaction" in the Proxy Statement-Prospectus is incorporated herein by reference.

(d)            The information set forth in "SUMMARY," "RISK FACTORS," "SPECIAL
               FACTORS,"

               "COMPARISON OF STOCKHOLDER RIGHTS," "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" and "SPECIAL TAX CONSIDERATIONS FOR FOREIGN SHAREHOLDERS" in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 8.        Fairness of the Transaction.
-------------------------------------------

(a) The information set forth in "SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction" in the Proxy Statement-Prospectus is incorporated herein by reference.

(b) The information set forth in "SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction," "SPECIAL FACTORS - Opinions of the Financial Advisors" and ANNEX C in the Proxy Statement-Prospectus is incorporated herein by reference.

(c) The information set forth in "SUMMARY - The Special Meetings - Votes Required; Record Date," "SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction" and "THE TAJ HOLDING SPECIAL MEETING - Required Vote" in the Proxy Statement-Prospectus is incorporated herein by reference.

(d) The information set forth in "SPECIAL FACTORS - Background of the Merger Transaction" and "SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction" in the

               Proxy Statement-Prospectus is incorporated herein by reference.

(e) The information set forth in "SUMMARY - Recommendations of the Boards of Directors," "SPECIAL FACTORS - Background of the Merger Transaction" and "SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction" in the Proxy Statement-Prospectus is incorporated herein by reference.

(f)            Not Applicable.

ITEM 9.        Reports, Opinions, Appraisals and Certain Negotiations.
----------------------------------------------------------------------

(a) - (c)      The information set forth in "SUMMARY - Opinions of Financial
               Advisors," "SPECIAL FACTORS - Background of the Merger
               Transaction," "SPECIAL FACTORS - Recommendations of the Board of
               Directors; Reasons for the Merger Transaction; Fairness of the
               Merger Transaction," "SPECIAL FACTORS - Opinions of the
               Financial Advisors" and "SPECIAL FACTORS - AGI Appraisals" in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 10.       Interest in Securities of the Issuer.
----------------------------------------------------

(a) The information set forth in "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TAJ HOLDING" in the Proxy Statement-Prospectus is incorporated herein by reference.

(b)            Not applicable.

ITEM 11.       Contracts, Arrangements or Understandings with
               Respect to the Issuer's Securities.
-------------------------------------------------------------

               The information set forth in "SUMMARY," "SPECIAL FACTORS - Background of the Merger Transaction," "SPECIAL FACTORS - Related Merger Transactions," "SPECIAL FACTORS - Interests of Certain Persons in the Merger Transaction," "THE TAJ HOLDING SPECIAL MEETING - Required Vote," "THE MERGER AGREEMENT," "BUSINESS OF TAJ HOLDING - Certain Indebtedness" and ANNEX A in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 12.       Present Intention and Recommendation of Certain
               Persons with Regard to the Transaction.
--------------------------------------------------------------

(a) The information set forth in "SUMMARY - The Special Meetings" and "THE TAJ HOLDING SPECIAL MEETING - Required Vote" in the
               Proxy Statement-Prospectus is incorporated herein by reference.

(b) The information set forth in "SUMMARY - Recommendations of the Boards of Directors" and "SPECIAL FACTORS - Recommendations of the Board of Directors; Reasons for the Merger Transaction; Fairness of the Merger Transaction" in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 13.       Other Provisions of the Transaction.
---------------------------------------------------

(a) The information set forth in "SUMMARY - Dissenting Stockholders' Rights of Appraisal" and "DISSENTING STOCKHOLDERS' RIGHTS OF APPRAISAL" in the Proxy Statement-Prospectus is incorporated herein by reference.

(b) - (c)      Not applicable.

ITEM 14.       Financial Information.
-------------------------------------

(a) The information set forth in "SUMMARY - Summary Financial Information of Taj Associates," "UNAUDITED PRO FORMA FINANCIAL INFORMATION," "SELECTED HISTORICAL FINANCIAL INFORMATION OF TAJ ASSOCIATES" and "CONSOLIDATED FINANCIAL STATEMENTS OF TRUMP TAJ MAHAL ASSOCIATES AND SUBSIDIARY AND TAJ MAHAL HOLDING CORP. AND SUBSIDIARY AND NOTES THERETO" in the Proxy Statement-Prospectus is incorporated herein by reference.

(b) The information set forth in "SUMMARY - Summary Financial Information of Taj Associates," "UNAUDITED PRO FORMA FINANCIAL INFORMATION" and "SELECTED HISTORICAL FINANCIAL INFORMATION OF TAJ ASSOCIATES" in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 15.       Persons and Assets Employed, Retained or Utilized.
-----------------------------------------------------------------

(a) - (b)      The information set forth in "SUMMARY - Recommendations of the
               Boards of Directors," "SUMMARY - Opinions of Financial Advisors,"
               "SPECIAL FACTORS - Recommendations of the Board of Directors;
               Reasons for the Merger Transaction; Fairness of the Merger
               Transaction," "SPECIAL FACTORS - Opinions of the Financial
               Advisors," "SPECIAL FACTORS - AGI Appraisals," "SPECIAL FACTORS -
               Certain Effects of the Merger Transaction; Operations of Taj
               Associates After the Merger Transaction," "THE THCR SPECIAL
               MEETING - Solicitation of Proxies" and "THE TAJ HOLDING SPECIAL
               MEETING - Solicitation of Proxies" in the Proxy Statement-
               Prospectus is incorporated herein by reference.

ITEM 16.       Additional Information.
--------------------------------------

               The information set forth in the Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 17.       Material to be Filed as Exhibits.
------------------------------------------------

(a) *Indenture, by and among Trump Atlantic City Associates and Trump Atlantic City Funding, Inc., as issuers, Trump Plaza Associates, as guarantor and First Bank National Association, as Trustee, in connection with the issuance of $1,100,000,000 aggregate principal amount of Mortgage Notes, due 2006.

(b)(1)(i)      **Opinion of Rothschild, Inc., dated January 8, 1996.

(b)(1)(ii)     **Opinion of Rothschild, Inc., dated January 31, 1996.

---------------
*To be filed by amendment.
**Previously filed.

(b)(2)(i) **Report by Rothschild, Inc. to the Board of Directors of Taj Mahal Holding Corp., dated January 8, 1996.

(b)(2)(ii) **Report by Rothschild, Inc. to the Board of Directors of Taj Mahal Holding Corp., dated January 26, 1996.

(b)(3)(i) **Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated January 8, 1996.

(b)(3)(ii) **Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated January 31, 1996.

(b)(4)(i) **Report by Donaldson, Lufkin & Jenrette Securities Corporation to the Special Committee of the Board of Directors of Trump Hotels & Casino Resorts, Inc., dated January 4, 1996.

(b)(4)(ii) **Report by Donaldson, Lufkin & Jenrette Securities Corporation to the Special Committee of the Board of Directors of Trump Hotels & Casino Resorts, Inc., dated January 31, 1996.

(b)(5) **Appraisal of the Trump Taj Mahal Casino Resort, dated March 18, 1994, by Appraisal Group International.

(b)(6) **Appraisal of the Specified Parcels, dated December 21, 1995, by Appraisal Group International.

(c)(1) **Agreement and Plan of Merger, dated as of January 8, 1996, among Trump Hotels & Casino Resorts, Inc., Taj Mahal Holding Corp. and THCR Merger Corp., as amended on January 31, 1996.

(c)(2) **Agreement, dated October 6, 1995, by and among Hamilton Partners, L.P., Prudential Securities, Inc., Putnam Investment Management, Inc., Grace Brothers Ltd., SC Fundamental Value Fund, L.P. and SC Fundamental Value BVI Ltd. and Trump Taj Mahal Associates, Trump Taj Mahal Funding, Inc. and Trump Taj Mahal Holding Corp.

(c)(3) **Letter of Donald J. Trump to Taj Mahal Holding Corp., dated January 8, 1996.

(d)(i) **Joint Proxy Statement - Prospectus of Trump Hotels & Casino Resorts, Inc. and Taj Mahal Holding Corp., Subject to Completion, dated January 11, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc. with the Securities and Exchange Commission on January 11, 1996).

-----------------
**Previously filed.

(d)(ii) **Joint Proxy Statement - Prospectus of Trump Hotels & Casino Resorts, Inc. and Taj Mahal Holding Corp., Subject to Completion, dated February 1, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc. with the Securities and Exchange Commission on February 1, 1996).


(d)(iii) **Joint Proxy Statement - Prospectus of Trump Hotels & Casino Resorts, Inc. and Taj Mahal Holding Corp., Subject to Completion, dated February 27, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc. with the Securities and Exchange Commission on February 27, 1996).


(d)(iv) Joint Proxy Statement-Prospectus of Trump Hotels & Casino Resorts, Inc. and Taj Mahal Holding Corp., Subject to Completion, dated March 8, 1996 (included in the Registration Statement on Form S-4, filed by Trump Hotels & Casino Resorts, Inc. with the Securities and Exchange Commission on March 8, 1996, which is hereby incorporated herein by reference).

(e)            **Section 262 of the Delaware General Corporation Law.

(f)            Not Applicable.

------------
** Previously filed.

                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 8, 1996

     TRUMP HOTELS & CASINO RESORTS, INC.



     By:  /s/ Nicholas L. Ribis
        ------------------------------------------------
        Name:    Nicholas L. Ribis
        Title:   President, Chief Executive Officer and
                  Chief Financial Officer


     TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.

     By:   Trump Hotels & Casino Resorts, Inc.,
             its general partner



     By:  /s/ Nicholas L. Ribis
        ------------------------------------------------
        Name:    Nicholas L. Ribis
        Title:   President, Chief Executive Officer and
                  Chief Financial Officer

     THCR MERGER CORP.



     By:  /s/ Nicholas L. Ribis
        ------------------------------------------------
        Name:    Nicholas L. Ribis
        Title:   President, Chief Executive Officer and Treasurer



          /s/ Donald J. Trump
        ------------------------------------------------
        Donald J. Trump, Individually


     TM/GP CORPORATION



     By:  /s/ Nicholas F. Moles
        ------------------------------------------------
        Name:    Nicholas F. Moles
        Title:   Secretary


     TRUMP ATLANTIC CITY ASSOCIATES


     By:  Trump Plaza Holding, Inc.
            its managing general partner


     By:  /s/ Nicholas L. Ribis
        ------------------------------------------------
        Name:    Nicholas L. Ribis
        Title:   Vice President


     TAJ MAHAL HOLDING CORP.



     By:  /s/ Nicholas F. Moles
        ------------------------------------------------
        Name:    Nicholas F. Moles
        Title:   Secretary